EXHIBIT 99.1

RADA Has Signed a $6.5 Million Aircraft Upgrade Contract

NETANYA, Israel, June 21, 2010 -- RADA Electronic Industries Ltd. (NASDAQ: RADA) has signed a follow on contract to upgrade the aircraft of a customer in Latin America, having a value of close to $6.5M.

This contract is the 2nd phase of a major aircraft upgrade program having current value in excess of $15 million. The second phase is scheduled to begin during the third quarter 2010 and be conducted in parallel to the first phase which is in progress now. The program involves integration of products from international subcontractors.

“Latin America is a strategic growth region for RADA. We are extremely pleased with the trust that the customer continues to put in us by activating the 2nd phase of such a complex program” says Zvika Alon, RADA CEO. "This is growing to become one of the most significant programs executed by RADA at this time. We believe that the capability we develop and install in this customer's aircraft is unique and that the execution of this upgrade places us among the few companies who are capable of performing such programs. We continue to offer similar capabilities to our strategic customers worldwide."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dubi Sella (V.P Business Development)

Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com